SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 03 October, 2011

BT Group PLC

(Translation of registrant's name into English)

BT Group PLC
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosure 1	Transaction in Own Shares dated 6 September 2011
Enclosure 2	Director/PDMR Shareholding dated 6 September 2011
Enclosure 3	Director/PDMR Shareholding dated 8 September 2011
Enclosure 4	Transaction in Own Shares dated 13 September 2011
Enclosure 5	Director/PDMR Shareholding dated 13 September 2011
Enclosure 6	Director/PDMR Shareholding dated 14 September 2011
Enclosure 7	Transaction in Own Shares dated 20 September 2011
Enclosure 8	Transaction in Own Shares dated 27 September 2011
Enclosure 9	Director/PDMR Shareholding dated 29 September 2011
Enclosure 10	Total Voting Rights dated 30 September 2011

Enclosure 1

Tuesday 6 September 2011

BT GROUP PLC
TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 24,963 ordinary shares at a minimum price of 61 pence per share and a maximum price of 124 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 377,664,072 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,773,562,957

The above figure (7,773,562,957) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 2

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

SIR MICHAEL RAKE
IAN LIVINGSTON
GAVIN PATTERSON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

EQUINITI SHARE PLAN TRUSTEES LIMITED (as Trustee of the BT Group Employee Share Investment Plan).

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

NOTIFICATION IN RESPECT OF HOLDINGS OF THE PERSONS REFERRED TO ABOVE.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

EQUINITI SHARE PLAN TRUSTEES LIMITED (as Trustee of the BT Group Employee Share Investment Plan).

8 State the nature of the transaction

REINVESTMENT OF DIVIDENDS IN FURTHER SHARES UNDER THE TERMS OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN.

9. Number of shares, debentures or financial instruments relating to shares acquired

ALL SHARES ARE HELD IN THE NAME OF EQUINITI SHARE PLAN TRUSTEES LIMITED

SIR MICHAEL RAKE - 151 SHARES
IAN LIVINGSTON - 218 SHARES
GAVIN PATTERSON - 241 SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

1.66 pence

14. Date and place of transaction

05 SEPTEMBER 2011 - UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

SIR MICHAEL RAKE
PERSONAL HOLDING: 116,368 ORDINARY SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTIONs OVER 13,595 SHARES.

IAN LIVINGSTON
PERSONAL HOLDING: 1,270,245 ORDINARY SHARES
BT GROUP DEFERRED BONUS PLAN: SHARES - 1,938,414
BT GROUP INCENTIVE SHARE PLAN: SHARES - 5,047,350
BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER 12,110 SHARES.

GAVIN PATTERSON
PERSONAL HOLDING: SHARES - 486,888
BT GROUP DEFERRED BONUS PLAN: SHARES - 629,449
BT GROUP INCENTIVE SHARE PLAN: SHARES - 2,397,213
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 98,178 SHARES

16. Date issuer informed of transaction

06 SEPTEMBER 2011

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

24. Name of contact and telephone number for queries

ANNA WATCH - 020 7356 5158

Name and signature of duly authorised officer of issuer responsible for making notification

ANNA WATCH

Date of notification

06 SEPTEMBER 2011

END

Enclosure 3

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a);

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

ROEL LOUWHOFF

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

ROEL LOUWHOFF

5 Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

NOTIFICATION IN RESPECT OF A BENEFICAL HOLDING OF THE PERSON REFERRED TO ABOVE.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

HSDL NOMINEES LIMITED

8 State the nature of the transaction

REINVESTMENT OF DIVIDENDS IN FURTHER SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

ROEL LOUWHOFF - 16,774 SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

166.5 pence

14. Date and place of transaction

06 September 2011 - UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

ROEL LOUWHOFF

PERSONAL HOLDING: 736,483 ORDINARY SHARES
BT GROUP DEFERRED BONUS PLAN: SHARES - 511,069
BT GROUP INCENTIVE SHARE PLAN: SHARES - 1,207,690

BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER 8,632 SHARES.

16. Date issuer informed of transaction

07 SEPTEMBER 2011

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

N/A ……………………

24. Name of contact and telephone number for queries

ANDREW BENNETT - 020 7356 6027

Name and signature of duly authorised officer of issuer responsible for making notification

ANDREW BENNETT

Date of notification

08 SEPTEMBER 2011

END

Enclosure 4

Tuesday 13 September 2011

BT GROUP PLC
TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 40,640 ordinary shares at a minimum price of 61 pence per share and a maximum price of 117 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 377,623,432 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 7,773,603,597

The above figure (7,773,603,597) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 5

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

PHIL HODKINSON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

PHIL HODKINSON

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

PURCHASE OF ORDINARY SHARES

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

HALIFAX SHARE DEALING LIMITED

8. State the nature of the transaction

PURCHASE OF ORDINARY SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

6,174 ORDINARY SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

1.60983p PER SHARE

14. Date and place of transaction

12 SEPTEMBER 2011, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

22,857 ORDINARY SHARES

16. Date issuer informed of transaction

12 SEPTEMBER 2011

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

N/A

24. Name of contact and telephone number for queries

ANNA WATCH - 020 7356 5158

Name and signature of duly authorised officer of issuer responsible for making notification

ANNA WATCH

Date of notification

13 SEPTEMBER 2011

END

Enclosure 6

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

IAN LIVINGSTON

ROEL LOUWHOFF

GAVIN PATTERSON

CLIVE SELLEY

TONY CHANMUGAM

JEFF KELLY

NIGEL STAGG

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

ILFORD TRUSTEES (JERSEY) LIMITED

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

AWARDS OF SHARES AS DIVIDEND EQUIVALENTS TO SHARES HELD IN TRUST AND IN TREASURY OVER WHICH THE ABOVE DIRECTORS AND PDMRS HAVE A CONDITIONAL INTEREST UNDER BT GROUP INCENTIVE SHARE PLAN, BT GROUP RETENTION SHARE PLAN AND BT GROUP DEFERRED BONUS PLAN.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

ILFORD TRUSTEES (JERSEY) LIMITED

8 State the nature of the transaction

AWARDS OF SHARES AS DIVIDEND EQUIVALENTS TO SHARES HELD IN TRUST AND IN TREASURY OVER WHICH THE ABOVE DIRECTORS AND PDMRS HAVE A CONDITIONAL INTEREST UNDER BT GROUP INCENTIVE SHARE PLAN, BT GROUP RETENTION SHARE PLAN AND BT GROUP DEFERRED BONUS PLAN.

9. Number of shares, debentures or financial instruments relating to shares acquired

IAN LIVINGSTON -
BT GROUP DEFERRED BONUS PLAN 2009: 8,782 SHARES
BT GROUP DEFERRED BONUS PLAN 2010: 28,752 SHARES
BT GROUP DEFERRED BONUS PLAN 2011: 21,780 SHARES

BT GROUP INCENTIVE SHARE PLAN 2009: 65,216 SHARES
BT GROUP INCENTIVE SHARE PLAN 2010: 53,642 SHARES
BT GROUP INCENTIVE SHARE PLAN 2011: 35,588 SHARES

ROEL LOUWHOFF

BT GROUP DEFERRED BONUS PLAN 2009: 2,779 SHARES
BT GROUP DEFERRED BONUS PLAN 2010: 7,915 SHARES
BT GROUP DEFERRED BONUS PLAN 2011: 4,943 SHARES

BT GROUP INCENTIVE SHARE PLAN 2009: 14,918 SHARES
BT GROUP INCENTIVE SHARE PLAN 2010: 13,531 SHARES
BT GROUP INCENTIVE SHARE PLAN 2011: 8,504 SHARES

GAVIN PATTERSON

BT GROUP DEFERRED BONUS PLAN 2009: 3,099 SHARES
BT GROUP DEFERRED BONUS PLAN 2010: 8,707 SHARES
BT GROUP DEFERRED BONUS PLAN 2011: 7,453 SHARES

BT GROUP INCENTIVE SHARE PLAN 2009: 31,968 SHARES
BT GROUP INCENTIVE SHARE PLAN 2010: 23,841 SHARES
BT GROUP INCENTIVE SHARE PLAN 2011: 17,544 SHARES

CLIVE SELLEY

BT GROUP DEFERRED BONUS PLAN 2009: 1,534 SHARES
BT GROUP DEFERRED BONUS PLAN 2010: 1,507 SHARES
BT GROUP DEFERRED BONUS PLAN 2011: 1,952 SHARES

BT GROUP INCENTIVE SHARE PLAN 2009: 4,833 SHARES
BT GROUP INCENTIVE SHARE PLAN 2010: 7,152 SHARES
BT GROUP INCENTIVE SHARE PLAN 2011: 5,078 SHARES

TONY CHANMUGAM

BT GROUP DEFERRED BONUS PLAN 2009: 1,969 SHARES
BT GROUP DEFERRED BONUS PLAN 2010: 8,272 SHARES
BT GROUP DEFERRED BONUS PLAN 2011: 6,975 SHARES

BT GROUP INCENTIVE SHARE PLAN 2009: 30,370 SHARES
BT GROUP INCENTIVE SHARE PLAN 2010: 22,649 SHARES
BT GROUP INCENTIVE SHARE PLAN 2011: 16,466 SHARES

JEFF KELLY

BT GROUP DEFERRED BONUS PLAN 2010: 2,067 SHARES
BT GROUP DEFERRED BONUS PLAN 2011: 6,843 SHARES

BT GROUP INCENTIVE SHARE PLAN 2009: 25,163 SHARES
BT GROUP INCENTIVE SHARE PLAN 2010: 23,364 SHARES
BT GROUP INCENTIVE SHARE PLAN 2011: 15,697 SHARES

NIGEL STAGG

BT GROUP DEFERRED BONUS PLAN 2009: 1,304 SHARES
BT GROUP DEFERRED BONUS PLAN 2010: 2,233 SHARES
BT GROUP DEFERRED BONUS PLAN 2011: 2,164 SHARES

BT GROUP INCENTIVE SHARE PLAN 2009: 6,777 SHARES
BT GROUP INCENTIVE SHARE PLAN 2010: 6,437 SHARES
BT GROUP INCENTIVE SHARE PLAN 2011: 4,155 SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

£1.634 pence

14. Date and place of transaction

12 SEPTEMBER 2011, UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

IAN LIVINGSTON
PERSONAL HOLDING: 1,270,245 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN 2009: 295,790 SHARES
BT GROUP DEFERRED BONUS PLAN 2010: 968,381 SHARES
BT GROUP DEFERRED BONUS PLAN 2011: 733,557 SHARES

BT GROUP INCENTIVE SHARE PLAN 2009: 2,196,490 SHARES
BT GROUP INCENTIVE SHARE PLAN 2009: 1,806,684 SHARES
BT GROUP INCENTIVE SHARE PLAN 2010: 1,198,622 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 12,110 SHARES

ROEL LOUWHOFF

PERSONAL HOLDING: 736,483 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN 2009: 93,607 SHARES
BT GROUP DEFERRED BONUS PLAN 2010: 266,606 SHARES
BT GROUP DEFERRED BONUS PLAN 2011: 166,493 SHARES

BT GROUP INCENTIVE SHARE PLAN 2009: 502,463 SHARES
BT GROUP INCENTIVE SHARE PLAN 2010: 455,739 SHARES
BT GROUP INCENTIVE SHARE PLAN 2011: 286,441 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 8,632 SHARES

GAVIN PATTERSON

PERSONAL HOLDING: 486,888 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN 2009: 104,395 SHARES
BT GROUP DEFERRED BONUS PLAN 2010: 293,283 SHARES
BT GROUP DEFERRED BONUS PLAN 2011: 251,030 SHARES

BT GROUP INCENTIVE SHARE PLAN 2009: 1,076,708 SHARES
BT GROUP INCENTIVE SHARE PLAN 2010: 802,970 SHARES
BT GROUP INCENTIVE SHARE PLAN 2011: 590,888 SHARES

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 98,178 SHARES

CLIVE SELLEY

PERSONAL HOLDING: 86,108 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN 2009: 51,680 SHARES
BT GROUP DEFERRED BONUS PLAN 2010: 50,788 SHARES
BT GROUP DEFERRED BONUS PLAN 2011: 65,774 SHARES

BT GROUP INCENTIVE SHARE PLAN 2009: 162,796 SHARES
BT GROUP INCENTIVE SHARE PLAN 2010: 240,889 SHARES
BT GROUP INCENTIVE SHARE PLAN 2011: 171,046 SHARES

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 74,028 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 24,575 SHARES

TONY CHANMUGAM

PERSONAL HOLDING: 251,149 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN 2009: 66,334 SHARES
BT GROUP DEFERRED BONUS PLAN 2010: 278,619 SHARES
BT GROUP DEFERRED BONUS PLAN 2011: 234,936 SHARES

BT GROUP INCENTIVE SHARE PLAN 2009: 1,022,874 SHARES
BT GROUP INCENTIVE SHARE PLAN 2010: 762,821 SHARES
BT GROUP INCENTIVE SHARE PLAN 2011: 554,605 SHARES

BT GROUP GLOBAL SHARE OPTION PLAN: OPTION OVER 37,384 SHARES

BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER 12,110 SHARES

JEFF KELLY

PERSONAL HOLDING: 222,550 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN 2010: 69,639 SHARES
BT GROUP DEFERRED BONUS PLAN 2011: 230,485 SHARES

BT GROUP INCENTIVE SHARE PLAN 2009: 847,507 SHARES
BT GROUP INCENTIVE SHARE PLAN 2010: 786,910 SHARES
BT GROUP INCENTIVE SHARE PLAN 2011: 528,689 SHARES

NIGEL STAGG

PERSONAL HOLDING: 128,655 ORDINARY SHARES

BT GROUP DEFERRED BONUS PLAN 2009: 43,928 SHARES
BT GROUP DEFERRED BONUS PLAN 2010: 75,227 SHARES
BT GROUP DEFERRED BONUS PLAN 2011: 72,889 SHARES

BT GROUP INCENTIVE SHARE PLAN 2009: 228,260 SHARES
BT GROUP INCENTIVE SHARE PLAN 2010: 216,801 SHARES
BT GROUP INCENTIVE SHARE PLAN 2011: 139,947 SHARES

BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 85,484 SHARES

16. Date issuer informed of transaction

13 SEPTEMBER 2011

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

N/A ……………………

24. Name of contact and telephone number for queries

ANNA WATCH, 020 7356 5158

Name and signature of duly authorised officer of issuer responsible for making notification

ANNA WATCH

Date of notification

14 SEPTEMBER 2011

END

Enclosure 7

Tuesday 20 September 2011

BT GROUP PLC
TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 28,277 ordinary shares at a minimum price of  61 pence per share and a maximum price of 68 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 377,595,155 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,773,631,874

The above figure (7,773,631,874) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 8

Tuesday 27 September 2011

BT GROUP PLC
TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 20,088 ordinary shares at a minimum price of  61 pence per share and a maximum price of 117 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 377,575,067 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,773,651,962

The above figure (7,773,651,962) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 9

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

PATRICIA HEWITT

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

PATRICIA HEWITT

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

THE PURCHASE OF 1,150 ORDINARY SHARES BY PATRICIA HEWITT

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

TRANSACT NOMINEES

8 State the nature of the transaction

SHARE PURCHASE

9. Number of shares, debentures or financial instruments relating to shares acquired

1,150 ORDINARY SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

£1.73788

14. Date and place of transaction

28 SEPTEMBER 2011 - UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

PATRICIA HEWITT

PERSONAL HOLDING: SHARES - 13,541

16. Date issuer informed of transactions

28 SEPTEMBER 2011

if a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

N/A

24. Name of contact and telephone number for queries

ANNA WATCH - 020 7356 5158

Name and signature of duly authorised officer of issuer responsible for making notification

ANNA WATCH

Date of notification

29 SEPTEMBER 2011

END

Enclosure 10

Friday 30 September 2011

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 30 September 2011, its capital consisted of 8,151,227,029 ordinary shares with voting rights. On that date, BT Group plc held 377,575,067 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 7,773,651,962

The above figure (7,773,651,962) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

-: Ends :-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group PLC
(Registrant)

By: /s/ Patricia Day
--------------------

Patricia Day, Assistant Secretary.

Date 03 October, 2011